Filed by Coca-Cola Hellenic Bottling Company S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the prospectus published on 7 March 2013, as amended and supplemented from time to time, in connection with the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities and public offering of its ordinary shares in the UK, Greece and Austria (as amended and supplemented as the case may be, the “Prospectus”). The Greek offer (as defined at the end of this document) submitted by Coca-Cola HBC AG for the acquisition of all shares of Coca-Cola Hellenic Bottling Company S.A. was made solely by the information memorandum published in connection therewith which contain the full terms and conditions of such offer (the “Information Memorandum”). A copy of the Prospectus is available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com. A Greek translation of the Prospectus is also available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com and the Athens Exchange’s website at http://www.ase.gr. A copy of the approved Information Memorandum in Greek is also available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com, the Athens Exchange’s website at http://www.ase.gr and the website of Coca-Cola HBC AG’s financial advisor at http://www.credit-suisse.com/prospectus/cch.

FOR IMMEDIATE RELEASE

Coca-Cola Hellenic Bottling Company S.A

Completion of Statutory Buy-Out

Athens, Greece – 18 June 2013 – Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) today announces according to art. 27 par. 6 of law 3461/2006 (the “Law”) that further to a respective notification received by HELEX, on 17 June 2013, Coca-Cola HBC AG (“Coca-Cola HBC”) acquired pursuant to the buy-out process pursuant to art. 27 of the Law, the 11,544,493 Coca-Cola Hellenic shares that it did not acquire in its voluntary tender offer for all Coca-Cola Hellenic shares.  Thus, Coca-Cola Hellenic has become a wholly owned subsidiary of Coca-Cola HBC

Important Notice

Coca-Cola HBC has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Enquiries

Coca-Cola Hellenic Group Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com

Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 email: dimitris.bakas@cchellenic.com

About Coca-Cola Hellenic Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes.

For more information, please visit http://www.coca-colahellenic.com/.

Coca-Cola Hellenic Bottling Company SA, a subsidiary of Coca-Cola HBC, has shares listed on the Athens Exchange (ATHEX: EEEK) and American depositary shares, each representing one Coca-Cola Hellenic ordinary share, listed on the New York Stock Exchange (NYSE:OCCH).